[GSI TECHNOLOGY LETTERHEAD]

November 10, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

Re:                               GSI Technology, Inc.
Registration Statement on Form S-1 (Registration No. 333-114419)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GSI Technology, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-114419), together with all exhibits and amendments thereto (the “Registration Statement”).  The Registrant is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of common stock, par value $0.001 per share, covered by the Registration Statement.  No securities were sold or will be sold under the Registration Statement.

Please address any questions you may have to David Hubb at DLA Piper Rudnick Gray Cary US LLP, 2000 University Avenue, East Palo Alto, California 94303, telephone number (650) 833-2164, facsimile number (650) 833-2001.

Thank you for your assistance with this matter.

GSI TECHNOLOGY, INC.

By:	/s/ Lee-Lean Shu
Lee-Lean Shu
President and Chief Executive Officer

cc:                                 Securities and Exchange Commission

Peggy Fisher
Tim Buchmiller

DLA Piper Rudnick Gray Cary US LLP

Dennis C. Sullivan, Esq.

David A. Hubb, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Donna Petkanics, Esq.